Exhibit 99.1

Elan Corporation, plc

Condensed Consolidated Interim Financial Statements

Six Months Ended 30 June 2006

Table of Contents

Page(s)

President and Chief Executive Officer’s Statement	1

Unaudited Condensed Consolidated Interim Financial Statements	2

Notes Relating to Unaudited Condensed Consolidated Interim Financial Statements	6

Financial Review	20

Independent Auditors’ Review Report	23

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

The first six months of this year reflected, once again, our continued discipline, execution and focus on delivering tangible business results across all parts of our business.

We have made significant progress with Tysabri. In March, we had a very successful FDA Advisory Committee meeting where the Committee voted unanimously to recommend the return of Tysabri to the US market. In June, the FDA approved the re-marketing of Tysabri for Multiple Sclerosis (MS). During the same month, the European Commission approved the marketing of Tysabri for MS in the European Union. Since these approvals, we have been dedicated to making Tysabri available as a treatment alternative for patients and their physicians in the US and European Union. In the US, we have commenced the TOUCH program, initiating the education, training and authorization of physicians and infusion sites and we have started dosing patients. We have also launched Tysabri in several European markets and will continue the roll-out throughout this year and next.

We also continue to advance in all areas of our business. Our Specialty Business group, consisting of Maxipime, Azactam and Prialt, had a strong first half of the year. Our Elan Drug Technologies business also achieved strong growth.

We continue to advance our pipeline. In particular our efforts to advance our immunotherapeutic approach to Alzheimer’s disease in collaboration with Wyeth continue as expected. The current Phase 2 clinical trials for AAB-001 are proceeding as planned, with interim analyses of the data scheduled for the second half of the year. The Phase 1 clinical trial for ACC-001 is ongoing, and we anticipate moving this program into Phase 2 in the second half of this year.

In closing, we remain focused on a number of specific areas that are of particular importance for the short, intermediate and long term. We will continue to concentrate on results-focused execution and to evaluate our progress in both internal and external opportunities driving towards profitability, strategic growth and value creation.

G. Kelly Martin
President and CEO

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

For the Six Months Ended 30 June

	Notes	2006 $m	2005 $m
Product revenue		242.1	176.6
Contract revenue		7.6	7.3
Total revenue		249.7	183.9
Cost of sales		95.2	80.3
Gross profit		154.5	103.6

Selling, general and administrative expenses		207.3	246.7
Research and development expenses		106.3	122.0
Gain on divestment of product	4	(7.6)	—
Total operating expenses		306.0	368.7
Operating loss		(151.5)	(265.1)

Interest expense	5	84.5	94.6
Interest income	5	(25.8)	(16.7)
Investment gains	5	(5.4)	(15.1)
Impairment of investments	5	6.3	26.0
Fair value gain on conversion option - 6.5% Convertible Notes	5	—	(1,092.1)
Net charge on debt retirement	5	—	20.6
Net interest and investment (gains)/losses		59.6	(982.7)
Income/(loss) before tax		(211.1)	717.6
Tax benefit on income/(loss) from ordinary activities		0.4	0.4
Income/(loss) after tax from continuing operations		(210.7)	718.0
Net income from discontinued operations	6	—	62.0
Net income/(loss) for the period		(210.7)	780.0

Basic income/(loss) per ordinary share:
Net income/(loss) from continuing operations	8	$(0.49)	$1.79
Net income/(loss)		(0.49)	1.95

Diluted loss per ordinary share:
Net loss from continuing operations	8	$(0.49)	$(0.73)
Net loss		(0.49)	(0.59)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	Notes	30 June 2006 $m	31 December 2005 $m(1)
Non-Current Assets
Intangible assets	9	751.4	815.2
Property, plant and equipment		341.6	344.6
Available-for-sale investments		23.4	24.5
Restricted cash		3.0	4.5
Other non-current assets		20.7	21.2
Total Non-Current Assets		1,140.1	1,210.0
Current Assets
Inventories		22.6	25.3
Accounts receivable		84.1	81.8
Other current assets		51.7	33.0
Income tax prepayment		0.6	1.6
Held for sale assets	4	—	46.9
Restricted cash		20.9	20.4
Cash and cash equivalents		1,024.8	1,080.7
Total Current Assets		1,204.7	1,289.7
Total Assets		2,344.8	2,499.7

Non-Current Liabilities
Long-term and convertible debt	10	1,950.6	1,940.2
Other liabilities		39.5	59.1
Total Non-Current Liabilities		1,990.1	1,999.3
Current Liabilities
Accounts payable		24.3	31.5
Accrued and other liabilities		149.2	153.9
Provisions		6.3	2.1
Income tax payable		21.1	4.5
Total Current Liabilities		200.9	192.0
Total Liabilities		2,191.0	2,191.3

Shareholders’ Equity
Share capital		24.8	24.7
Share premium		5,893.9	5,871.4
Accumulated share-based compensation		68.8	53.2
Foreign currency translation adjustments		(13.9)	(15.6)
Equity component of 6.5% Convertible Notes		91.8	91.8
Fair value investment reserve		6.8	1.2
Retained loss		(5,918.4)	(5,718.3)
Total Shareholders’ Equity		153.8	308.4
Total Shareholders’ Equity and Liabilities		2,344.8	2,499.7

(1) Amounts as of 31 December 2005 are derived from the 31 December 2005 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Six Months Ended 30 June
	2006 $m	2005 $m
Net income/(loss)	(210.7)	780.0
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation	93.0	99.2
Gain on sale of investments	(5.4)	(15.1)
Investment impairments	6.3	26.0
Gain on disposal of products and businesses	(7.6)	(65.2)
Share-based compensation	26.2	14.3
Interest accrual	76.6	78.8
Fair value gains on conversion option - 6.5% Convertible Notes	—	(1,092.1)
Accretion of discount - 6.5% Convertible Notes	6.9	6.0
Net charge on debt retirement	—	20.6
Other	(22.5)	(6.1)
Operating cash outflow before changes in working capital	(37.2)	(153.6)
Increase in accounts receivable	(3.2)	(28.1)
(Increase)/decrease in prepayments and other assets	(7.8)	179.4
Decrease in inventories	2.7	2.0
Decrease in accounts payable and accrued and other liabilities	(25.2)	(78.9)
Cash used by operations	(70.7)	(79.2)
Interest received	24.5	16.9
Interest paid	(76.3)	(82.9)
Income taxes paid	(0.3)	(0.5)
Net cash outflow from operating activities	(122.8)	(145.7)
Investing activities
Proceeds from disposal of property, plant and equipment	0.3	0.1
Purchase of property, plant and equipment	(15.2)	(30.9)
Purchase of intangible and other assets	(0.6)	(4.1)
Proceeds from disposal of investments	10.9	54.0
Proceeds from product and business divestments	50.3	50.2
Net cash provided by investing activities	45.7	69.3
Financing activities
Proceeds from issue of share capital	21.7	13.9
Repayment of EPIL III Notes	—	(39.0)
Repayment of loans	(2.7)	(85.2)
Net cash provided by/(used in) financing activities	19.0	(110.3)
Effect of foreign exchange rate changes	2.2	(2.8)
Net decrease in cash and cash equivalents	(55.9)	(189.5)
Cash and cash equivalents at the beginning of period	1,080.7	1,347.6
Cash and cash equivalents at the end of the period	1,024.8	1,158.1
Non cash items
Issuance of stock for debt repurchases	—	206.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

	Number of Shares m	Share Capital $m	Share Premium $m	Accumulated Share-based Compensation $m	Foreign Currency $m	Equity Component - 6.5% Notes $m	Fair Value Investment Reserve(1) $m	Retained Loss $m	Total Amount $m
Balance at 1 January 2005	395.1	22.6	5,643.8	16.6	(12.9)	—	30.7	(6,330.6)	(629.8)
Recognised income and expenses:
Net income	—	—	—	—	—	—	—	612.3	612.3
Foreign currency translation	—	—	—	—	(2.7)	—	—	—	(2.7)
Unrealised loss on investments	—	—	—	—	—	—	(8.5)	—	(8.5)
Gain on investments recognised in net income	—	—	—	—	—	—	(21.0)	—	(21.0)
Net loss recognized directly in equity									(32.2)
Total recognised income and expenses(2)									580.1
Transfer of conversion option	—	—	—	—	—	91.8	—	—	91.8
Exercise of stock options	5.9	0.4	23.3	—	—	—	—	—	23.7
Share-based compensation	—	—	—	36.6	—	—	—	—	36.6
Debt repurchase	27.8	1.7	204.3	—	—	—	—	—	206.0
Balance at 31 December 2005	428.8	24.7	5,871.4	53.2	(15.6)	91.8	1.2	(5,718.3)	308.4

Recognised income and expenses:
Net loss	—	—	—	—	—	—	—	(210.7)	(210.7)
Foreign currency translation	—	—	—	—	1.7	—	—	—	1.7
Unrealised gain on investments	—	—	—	—	—	—	5.6	—	5.6
Net income/(loss) recognized directly in equity									7.3
Total recognised income and expenses									(203.4)
Exercise of stock options	2.6	0.1	21.6	—	—	—	—	—	21.7
Share-based compensation	—	—	0.9	26.2	—	—	—	—	27.1
Transfer of exercised and expired share-based compensation	—	—	—	(10.6)	—	—	—	10.6	—
Balance at 30 June 2006	431.4	24.8	5,893.9	68.8	(13.9)	91.8	6.8	(5,918.4)	153.8

(1) Represents unrealised gains and losses on non-derivative available-for-sale securities.

(2) For the six months ended 30 June 2005, the total recognised income and expenses amounted to $752.0 million, comprised of net income of $780.0 million and a net loss recognised directly in equity of $28.0 million.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

1     BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements (the interim financial statements) have been prepared in accordance with International Financial Reporting Standards (IFRS) that were adopted by the European Union (EU) that were effective at 30 June 2006. The interim financial statements do not include all of the information required for full annual financial statements.

These interim financial statements are presented in US dollars rounded to the nearest million, being the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for financial instruments and derivative financial instruments, which are stated at fair value. Non-current assets and disposal groups classified as held for sale are stated at the lower of cost or fair value less costs to sell.

The accounting policies applied by Elan Corporation, plc (Elan) in these interim financial statements are the same as those applied by Elan in its consolidated financial statements as at and for the year ended 31 December 2005.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these interim financial statements, the significant judgements made by management in applying our accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

These interim financial statements do not constitute statutory financial statements of the group within the meaning of Regulation 40 of the European Communities (companies; group accounts) Regulations, 1992. Statutory financial statements for the year ended 31 December 2005 have been filed with the companies office. The auditor's report on those financial statements was unqualified.

2     SIGNIFICANT ACCOUNTING POLICIES

a     Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting.” They do not include all of the information required for full annual financial statements, and should be read in conjunction with our consolidated financial statements at and for the year ended 31 December 2005.

b     Basis of consolidation

The interim financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the interim financial statements.

We have made significant operating losses during the last few financial years and anticipate continuing losses for the foreseeable future. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our consolidated financial statements on a going concern basis.

c      Reclassifications

Certain items in the interim financial statements for prior periods have been reclassified to conform to current classifications.

d     Goodwill adjustment

Following the publication of our interim unaudited financial statements for the six months ended 30 June 2005 on 29 September 2005 and prior to the approval of our 2005 Annual Report on 28 March 2005, we re-assessed goodwill and as a result, an additional $91.3 million of goodwill was reclassified in our 2005 Annual Report within patents and licences from 1 January 2004. Consequently, we have revised our previously announced unaudited financial results under IFRS for the six months ended 30 June 2005 to reflect the additional amortisation charge on the reclassified amount of $9.8 million, resulting in a revised net income of $780.0 million for the period.

3     SEGMENT INFORMATION

Our primary format for segment reporting is business segments and the secondary format is geographical segments. Our business is organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Intersegment pricing is determined on an arm’s length basis.

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Segment revenue
Segment revenue	132.8	85.8	117.4	100.7	250.2	186.5
Less inter-segment sales	—	(0.1)	(0.5)	(2.5)	(0.5)	(2.6)
Revenue from third parties	132.8	85.7	116.9	98.2	249.7	183.9
Segment result	(145.9)	(258.6)	(3.4)	(5.9)	(149.3)	(264.5)
Unallocated expenses					(2.2)	(0.6)
Operating loss					(151.5)	(265.1)
Net interest and investment (gains)/losses					59.6	(982.7)
Tax benefit					0.4	0.4
Net income/(loss) from continuing operations					(210.7)	718.0
Net income from discontinued operations					—	62.0
Net income/(loss)					(210.7)	780.0

Revenue analysis by segment:

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Product revenue
Marketed products
Maxipime	87.3	59.7	—	—	87.3	59.7
Azactam	39.9	23.2	—	—	39.9	23.2
Prialt	5.6	2.8	—	—	5.6	2.8
Total revenue from marketed products	132.8	85.7	—	—	132.8	85.7
Manufacturing revenue and royalties	—	—	109.3	90.9	109.3	90.9
Total product revenue	132.8	85.7	109.3	90.9	242.1	176.6
Contract revenue:
Research revenues/milestones	—	—	7.6	7.3	7.6	7.3
Total revenue	132.8	85.7	116.9	98.2	249.7	183.9

4     GAIN ON DIVESTMENT OF PRODUCT

On 20 March 2006, we completed the divestment of the rights to Prialt® (ziconotide intrathecal infusion) in Europe to Eisai Co. Ltd. (Eisai), while retaining the product rights in the United States and recorded a gain on divestment of $7.6 million, net of the carrying value of the associated inventory and intangible assets and transaction costs. We received $50.3 million, including $0.3 million for inventory, at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and may receive an additional $40.0 million contingent on Prialt achieving certain revenue targets in Europe. Since closing, Eisai has launched Prialt in two major European countries, which triggered a payment of $4.0 million of the total $10.0 million. We received this payment in July 2006. The European rights and related assets pertaining to the sale of Prialt were classified as held for sale at 31 December 2005.

5     NET INTEREST AND INVESTMENT (GAINS)/LOSSES

	Six Months Ended 30 June
	2006 $m	2005 $m
Interest expense:
Interest on Athena Notes	22.8	22.0
Interest on 6.5% Convertible Notes	16.1	21.2
Interest on 7.75% Notes	34.4	34.4
Interest on Floating Rate Notes	13.7	10.1
Net foreign exchange (gains)/losses	(2.5)	3.0
Other financial charges	—	3.9
Interest expense	84.5	94.6

Interest income:
Bank interest income	24.3	16.7
Other financial income and gains	1.5	—
Interest income	25.8	16.7

Investment Gains

Investment gains amounted to $5.4 million for the six months ended 30 June 2006 (2005: $15.1 million). The gains on investments in the first half of 2006 primarily relate to gains on the disposals of investments in Nobex Corporation of $2.5 million and Women First Healthcare, Inc. of $1.0 million. In the first half of 2005, the gains on investments included gains on disposal of investments in Allergy Therapeutics, plc of $10.0 million, Emisphere Technologies, Inc. of $1.7 million, and Depomed, Inc. of $1.0 million.

Impairment of Investments

During the first half of 2006, investment impairments charges of $6.3 million (2005: $26.0 million) reflect other-than-temporary impairments to the value of a number of investments in biotech companies. Impairments in the six months ended 30 June 2006 relate primarily to Targeted Genetics Corporation of $3.0 million and Athersys, Inc. of $2.3 million. Included in the charge for the six months ended 30 June 2005 were impairments related to investments in Targeted Genetics of $8.3 million, Iomai Corporation of $5.0 million, Nobex of $2.6 million, and GlycoGensys, Inc. of $2.5 million.

Fair Value Gain on Conversion Option—6.5% Convertible Notes

From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.

As a result of the decline in our share price from $27.25 at 1 January 2005 to $6.82 at 30 June 2005, a fair value gain of $1,092.1 million was recorded for the six months ended 30 June 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $137.40 per $100.00 of principal amount at 30 June 2005.

From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and will not be subsequently remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the embedded conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes is being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $39.5 million remains unamortised at 30 June 2006.

Net Charge on Debt Retirement

As a result of the early retirement of $242.8 million of debt in June 2005, we incurred a net charge on debt retirement of $20.6 million, including $5.2 million for written-off financing costs, in the first half of 2005.

6     DISCONTINUED OPERATIONS

In the first quarter of 2004, we completed our recovery plan with the sale of our European sales and marketing infrastructure. Subsequently, we sold several pharmaceutical products and businesses, including Frova™ (frovatriptan succinate), Zonegran™ (zonisamide), Myobloc™ (botulinum toxin type B), Zanaflex™ (tizanidine hydrochloride), Naprelan™ (naproxen sodium controlled-release) and other non-promoted pharmaceutical products.

The results of our discontinued operations for the six months ended 30 June 2006 and 2005 were as follows:

	Six months ended 30 June
	2006	2005
	$m	$m
Revenue	—	1.6
Cost of sales	—	—
Gross profit	—	1.6

Operating expenses
Selling, general and administrative expenses	—	3.1
Research and development expenses	—	1.7
Total operating expenses	—	4.8
Operating loss	—	(3.2)
Net interest and other expense	—	—
Net loss from discontinued operations before tax	—	(3.2)
Provision for tax	—	—
Net loss from discontinued operations after tax	—	(3.2)
Gain on disposal of discontinued operations	—	65.2
Net income from discontinued operations	—	62.0

The gain on disposal of discontinued operations comprises the following:

	Six months ended 30 June
	2006 $m	2005 $m
Zonegran	—	(62.6)
Europe	—	(2.2)
Frova	—	(0.1)
Others	—	(0.3)
	—	(65.2)

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through 1 January 2006, primarily contingent on the date of generic Zonegran approval. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. In the first half of 2005, we recognised the first $62.0 million of contingent consideration related to the divestment of Zonegran, which was recorded as a gain.

7     SHARE-BASED COMPENSATION

Share Options

We grant share options to certain employees and non-employee directors under our share option plans. The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2005 Annual Report. Further grants of share options on similar terms were made to employees and non-employee directors during the six months ended 30 June 2006.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model for 2005 and 2006 awards. Share options granted prior to 2005 were measured using the Black-Scholes option-pricing model. The impact of not using the binomial option-pricing model to calculate the fair value of the options granted prior to 2005 was not material.

The weighted average fair value of options granted during the six months ended 30 June 2006 and 2005 were $10.77 and $6.31, respectively. These fair values were calculated using the following inputs into the option pricing models:

	Six Months Ended 30 June
	2006	2005
Weighted average share price	$15.94	$9.64
Weighted average exercise price	$15.94	$9.64
Expected life (1)	5.9-8.1 years	5.9-8.2 years
Expected volatility	75%	75%
Expected dividend yield	—	—
Risk-free rate	4.39%	3.76%

(1) The expected life of options granted in the six months ended 30 June 2006 and 2005, is derived from the output of the binomial option-pricing model. The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial option-pricing model.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial option-pricing model. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is a better representative of future stock price trends than historical volatility. For options granted prior to 2005, we used our historical stock price volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts.

Restricted Stock Units

During the six months ended 30 June 2006, we began to grant Restricted Stock Units (RSUs) to certain employees. RSUs generally vest between one and four years from the date of grant and shares are issued to employees upon vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The weighted average fair value of RSUs granted during the six months ended 30 June 2006 was $15.90 per unit.

Employee Equity Purchase Plans

As discussed in our 2005 Annual Report, we operate employee equity purchase plans for eligible employees in the United States, Ireland and the United Kingdom (UK) beginning January 2005. The weighted average fair values of options issued under the US plan during the six months ended 30 June 2006 and 2005 were $4.41 and $4.14, respectively. There were no options issued under the Irish/UK plans in the first half of 2006 and the weighted average fair value of options issued under the plans in the six months ended 30 June 2005 was $12.73. These fair values were calculated using the following inputs into the Black-Scholes option-pricing model:

	Six Months Ended 30 June 2006		Six Months Ended 30 June 2005
	US Plan	Irish/UK Plans	US Plan	Irish/UK Plans
Weighted average share price	$14.20	—	$15.75	$26.22
Weighted average exercise price	$12.07	—	$13.38	$22.29
Expected volatility	80%	—	81%	61%
Expected life	3 months	—	3 months	37 months
Expected dividend yield	—	—	—	—
Risk-free rate	4.54%	—	3.07%	3.23%

The binomial option-pricing model is used to estimate the fair value of our share options because it more adequately reflects the possibility of exercise before the end of the option term. The binomial option-pricing model also integrates possible variations in model inputs such as expected volatility and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual terms, or must be exercised within a short period of time after the vesting date, and the input variation factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans.

We recognised total expense of $26.2 million and $14.3 million related to equity-settled share-based compensation during the six months ended 30 June 2006 and 2005, respectively.

At our Annual General Meeting held on 25 May 2006, the Company’s shareholders approved a single Long-Term Incentive Plan, which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and RSU plans.

8     EARNINGS/(LOSS) PER SHARE

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period, by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net income/(loss) per share for the six months ended 30 June 2006 and 2005:

	30 June 2006	30 June 2005
Numerator (amounts in $m):
Net income/(loss) attributable to ordinary shareholders	(210.7)	780.0
Effect of convertible notes - fair value on conversion option	—	(1,092.1)
Effect of convertible notes - net charge on debt retirement	—	20.6
Effect of convertible notes - interest expense	—	21.2
Net loss attributable to ordinary shareholders (diluted)	(210.7)	(270.3)

Denominator (amounts in millions):
Denominator for basic—weighted average shares	429.5	400.7
Effect of convertible notes	—	57.4
Denominator for diluted—weighted average shares	429.5	458.1

Basic earnings per share:
Basic net income/(loss) per share from continuing operations	$(0.49)	$1.79
Basic net income per share from discontinued operations	—	0.16
Basic net income/(loss) per share	(0.49)	1.95

Diluted earnings per share:
Diluted net loss per share from continuing operations	$(0.49)	$(0.73)
Diluted net income per share from discontinued operations	—	0.14
Diluted net loss per share	(0.49)	(0.59)

In June 2005, 27.8 million shares were issued at the debt conversion price of $7.42 as part of the cost of retirement of $206.0 million of the outstanding 6.5% Convertible Notes.

For the six months ended 30 June 2006, there is no difference in the weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares outstanding for each period was anti-dilutive. The potential effect of all anti-dilutive stock options, warrants and convertible debt securities, at 30 June 2006 was 63.4 million shares (2005: 40.2 million shares).

9     INTANGIBLE ASSETS

	Patents, Licences & Other $m	Goodwill $m	Acquired In-Process Research & Development $m	Total $m
Cost:
At 1 January 2006	929.7	45.2	341.7	1,316.6
Additions	2.8	—	7.0	9.8
Disposals	(0.1)	—	(0.2)	(0.3)
At 30 June 2006	932.4	45.2	348.5	1,326.1
Accumulated amortisation:
At 1 January 2006	456.0	—	45.4	501.4
Amortised in period	60.8	—	12.7	73.5
Disposals	(0.1)	—	(0.1)	(0.2)
At 30 June 2006	516.7	—	58.0	574.7
Net book value: 30 June 2006	415.7	45.2	290.5	751.4
Net book value: 31 December 2005	473.7	45.2	296.3	815.2

At 30 June 2006, the main components of the carrying value of patents and licences and acquired in-process research and development (IPR&D) were $296.9 million for Prialt, $179.7 million for Maxipime™ (cefepime hydrochloride) and Azactam™ (aztreonam for injection, USP), $82.1 million for our Alzheimer’s disease intellectual property, $44.0 million for Verelan, and $42.1 million for Tysabri® (natalizumab).

The $7.0 million addition to IPR&D relates to an upfront payment under our recent alliance with Archemix Corp.

10     DEBT AND CONVERTIBLE DEBT

	Repayment Dates	30 June 2006 $m	31 December 2005 $m
Long-term and convertible debt
Athena Notes	2008	611.5	610.8
6.5% Convertible Notes	2008	210.3	202.5
7.75% Notes	2011	834.3	832.9
Floating Rate Notes	2011	294.5	294.0
Total debt		1,950.6	1,940.2

Athena Notes

The outstanding principal amount of the Athena Notes was $613.2 million at 30 June 2006 (31 December 2005: $613.2 million), and has been recorded net of unamortised financing costs of $1.7 million (31 December 2005: $2.4 million).

6.5% Convertible Notes

The outstanding principal amount of the 6.5% Convertible Notes was $254.0 million at 30 June 2006 (31 December 2005: $254.0 million), and has been recorded net of unamortised financing and effective interest costs of $4.2 million (31 December 2005: $5.1 million) and $39.5 million (31 December 2005: $46.4 million) remaining unamortised initial fair value discount.

7.75% Notes

The outstanding principal amount of the 7.75% Notes was $850.0 million at 30 June 2006 (31 December 2005: $850.0 million), and has been recorded net of unamortised financing costs of $15.7 million (31 December 2005: $17.1 million).

Floating Rate Notes

The outstanding principal amount of the Floating Rate Notes was $300.0 million at 30 June 2006 (31 December 2005: $300.0 million), and has been recorded net of unamortised financing costs of $5.5 million (31 December 2005: $6.0 million).

11     LITIGATION

We are involved in various legal and administrative proceedings, relating to securities and Tysabri matters, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

We develop our estimates of legal contingencies in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We do not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings described below and any possible effect on our business or to reasonably estimate the amounts of minimum losses or potential range of losses, if any, except where specifically stated. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against us relating to intellectual property, could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the US federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the district court issued an order granting the defendants’ motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the district court granted Dura’s motion to dismiss with prejudice and judgement was entered in Dura’s favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court’s prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on 29 September 2003. Thereafter, we petitioned the US Supreme Court for a writ of certiorari. On 28 June 2004, the US Supreme Court granted certiorari. The matter was argued before the US Supreme Court on 12 January 2005 and the US Supreme Court ruled on 19 April 2005 in our favour and remanded the matter to the US District Court. Plaintiffs, on 26 August 2005, filed an amended complaint seeking to cure their pleading problems. On 10 October 2005, the Company filed a motion to dismiss the lawsuit. The hearing on the Company’s motion took place on 21 February 2006. On 6 June 2006, the US District Court issued an order granting in part and denying in part the Company’s motion to dismiss. On 21 July 2006, the plaintiffs filed another amended complaint seeking to cure their pleading problems. The Company is currently analyzing the revised allegations in preparation for another motion to dismiss.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the US District Courts for the District of Massachusetts (on 4 and 14 March 2005) and the Southern District of New York (on 15 March 2005 and 23 March 2005) and the Superior Court of the State of California, County of San Diego (on 22 March 2005). The class action complaints allege claims under the US federal securities laws and state laws and, in the actions originally filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints allege that class members were damaged when our stock price fell after we and Biogen Idec announced the voluntary suspension of the marketing and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaints seek damages, reimbursement of costs and other relief that the courts may deem just and proper. On 4 August 2005 the US District Court for the Southern District of New York issued an order consolidating the New York actions. On or about 29 August 2005, the cases originally filed in Massachusetts were transferred to the Southern District of New York. Accordingly, all non-California securities proceedings are now pending in New York. In the California derivative action, we made a filing on 8 August 2005 demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. Plaintiffs are currently taking jurisdictional discovery and will file their opposition papers once that process is completed. Thereafter, a hearing will be scheduled on our motions. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

On 20 July 2005, we were named as a defendant in a lawsuit filed in the Superior Court Department of the Trial Court of the County of Middlesex in Massachusetts. The lawsuit is a wrongful death action brought on behalf of the estate of a patient who took Tysabri and died from PML. The complaint was amended on 10 October 2005 but incorrectly named certain Elan entities that are not related to the subject of this dispute. We subsequently entered into an agreement with plaintiff’s counsel whereby the plaintiffs named Elan Pharmaceuticals, Inc. (EPI) as the only Elan defendant. A second amended complaint was filed and served on EPI on 22 December 2005. Biogen Idec and Elan subsequently filed answers on 30 December 2005. On 26 January 2006, Biogen Idec and Elan also served the plaintiffs with motions to dismiss based on forum non conveniens grounds which argue, among other things, that the dispute should be litigated in Colorado—i.e., the venue where the patient participated in the clinical trial that gives rise to her family’s wrongful death claims. The parties held settlement mediation discussions on 3 April 2006 and resolved this matter pursuant to a settlement agreement which, among other things, fully released the Company and Biogen from all claims asserted in plaintiffs’ complaint.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement is conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.

Patent matters

In October 1998, we filed a patent infringement action in the US District Court for the Southern District of Florida against Andrx Corporation (Andrx) alleging that, by its submission of an Abbreviated New Drug Application (ANDA) for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed our US Patent No. 5,637,320 (the 320 patent). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. We subsequently appealed the decision to the US Court of Appeals for the Federal Circuit (CAFC). On 5 May 2004, the CAFC reversed the district court’s invalidation of our patent. The case has now been remanded to the district court for consideration of the remaining issues. On 12 July 2004, the US District Court in Florida held a status conference in the case, during which the court indicated that it was prepared to issue a final decision in the case. The court asked the parties to file briefs updating the law on all outstanding issues. The additional briefing materials requested by the court have been filed and the parties are awaiting the court’s final ruling. On 7 September 2005, the court held another status conference during which the court indicated that it hoped to have a final decision by the end of 2005. To date, however, no decision has been announced. We cannot predict with any certainty the likelihood of the ultimate outcome in this matter.

Eon Labs, Inc. (Eon) submitted to the FDA an ANDA for a generic equivalent of, what was then, our 400 mg Skelaxin™ (metaxalone) product. The application included a paragraph IV certification pertaining to US patent No. 6,407,128 (the 128 patent). Eon provided notice to EPI of its paragraph IV certification in November 2002, and we filed a patent infringement suit against Eon in the US District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. We filed our reply to the counterclaim on 7 March 2003. Corepharma LLC (Corepharma) also has submitted to the FDA an ANDA for a generic equivalent of the 400 mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice of its paragraph IV certification in January 2003, and we filed a patent infringement suit against Corepharma in the US District Court for the District of New Jersey on 7 March 2003. In May 2003, we agreed to transfer the Corepharma litigation to the US District Court for the Eastern District of New York for consolidation with the Eon litigation. The rights under the patents at issue in the Eon and Corepharma litigations were subsequently sold and transferred to King Pharmaceuticals, Inc. (King). Accordingly, we are cooperating in the prosecution of these matters and are working together to substitute King as a plaintiff to the two actions. Discovery in this matter is still ongoing and no trial date has been set. However, the parties participated in court-ordered mediation in March 2005 aimed at resolving issues relating to both matters. The mediation efforts failed.

On 17 December 2004, King commenced a lawsuit in the US District Court for the Eastern District of New York against Eon alleging patent infringement of the above-referenced 128 patent in connection with Eon’s November 2004 amended ANDA submission to the FDA seeking the approval to engage in the manufacture, use or sale of an 800 mg generic equivalent of the Skelaxin product. On 10 January 2005, Eon answered King’s complaint and counterclaimed against EPI. Eon’s counterclaims are similar to those asserted in the litigation described in the immediately preceding paragraph. Discovery relating to this matter has not yet commenced. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that Eon’s claims are without merit and intend to vigorously defend against the claims.

On 3 November 2004, Classen Immunotherapies, Inc. (Classen) commenced a lawsuit against King, Elan Corporation, plc and EPI in the US District Court for the District of Maryland alleging patent infringement of US Patent No. 6,219, 674 (the 674 patent) and US Patent No. 6,584,472 (the 472 patent). Classen asserts, inter alia, that King and the Elan defendants purportedly infringed claims of the 674 and 472 patents in connection with their manufacture, development and distribution of our former Skelaxin product. We have answered Classen’s complaint. A court ordered mediation was held on 21 June 2005, in which no progress was made toward resolution of this dispute. In addition, on 22 July 2005, we filed requests for re-examination of the 674 and 472 patents. On 19 August 2005, we filed a motion to stay the proceedings until resolution of our request for re-examination. Classen filed an opposition to our motion, but this motion was subsequently denied by the court. On 6 September 2005, the United States Patent and Trademark Office (US PTO) granted our re-examination requests and began the process of re-evaluating the two patents at issue. On 23 December 2005, we filed a motion for summary judgement and are currently awaiting a decision on our motion. Meanwhile, a pre-trial conference took place on 22 February 2006 and the court indicated that a trial for this matter will be scheduled in late 2006 or early 2007. We are currently unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that the Classen claims are without merit and intend to vigorously defend against the claims.

On 17 June 2004, Duke University (Duke) and Orexigen Therapeutics, Inc. (Orexigen) filed a lawsuit against Elan Corporation, plc, EPI, Eisai and former Elan employee, Julianne E. Jennings (collectively, the Elan and Eisai Defendants) involving a provisional patent application (the Patent Application) filed with the US PTO that relates to the use of our former Zonegran product and the treatment of obesity. On 27 April 2004, we transferred all of our rights in the zonisamide product and the Patent Application to Eisai pursuant to an asset purchase agreement. Duke and Orexigen assert, inter alia, that the Patent Application fails to identify certain Duke employees as inventors or acknowledge Duke’s purported rights in the application. On 13 August 2004, we filed a motion to dismiss the claims and, in the alternative, to stay the proceedings. On 30 January 2006, the court issued an order granting Elan’s dismissal motion in part and staying the proceedings pending a decision on the subject patent applications by the US PTO.

Antitrust matters

In March 2001, Andrx filed a complaint in the US District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx’s motion for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. A hearing on the appeal took place on 29 June 2004. On 29 August 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the US District Court for the Eastern District of Pennsylvania against us and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. We have not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On 4 August 2003 plaintiffs filed a motion to remove the litigation from the court’s suspension docket. The court subsequently denied plaintiffs’ motion and this matter remains on the court’s suspension docket.

In June 2002, we entered into a settlement with the US Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (Biovail) relating to nifedipine, the generic version of the hypertension drug Adalat™ CC (nifedipine). The settlement is reflected in a consent order, which, by its terms, does not constitute an admission that any law has been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In 2002 and 2003, ten actions were filed in the US District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the US District Court for the District of Columbia. Since consolidation of the matters, the Court has held several case management conferences to coordinate the early stages of the case. In accordance with one of the Court’s preliminary orders, plaintiffs filed amended complaints. We and co-defendant, Biovail, responded by filing an omnibus motion to dismiss in response to the amended complaints. Co-defendant, Teva, filed a joinder in certain parts of our motion. The Court completed a hearing on the motions on 7 May 2004 and took the matter under submission. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.

Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation have begun preliminary discovery. We believe that our conduct is lawful, but as these matters are in their early stages, we cannot predict the likelihood of any outcome.

It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. Per the California state court’s request, the parties have developed a plan to coordinate discovery with the remaining federal cases.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

On 26 August 2005, Elan and its subsidiary, Elan Pharma International Ltd., commenced mediation proceedings with the AAA against King in connection with a dispute involving Elan’s development of a modified release formulation of King’s Sonata® (zaleplon) drug product. Elan is seeking lost milestone payments, other direct damages and interest due in connection with the development and reformulation of Sonata based upon the terms and conditions set forth in a Reformulation Agreement entered into by the parties on 12 June 2003 (the Reformulation Agreement). The parties conducted a mediation on 11 January 2006 but the matter was not resolved. Accordingly, the dispute has proceeded to binding arbitration in accordance with the terms of the Reformulation Agreement. The parties have selected an arbitral panel for this dispute and are presently engaged in pre-adjudication discovery. Hearings by the arbitral panel are expected to commence on 18 September 2006 and we anticipate that a final decision will be issued by the arbitral panel sometime in late 2006. Given the status of the proceedings, we are unable to predict the likely outcome at this time.

In January 2006, EPI received a letter and subpoena from the US Department of Justice and the Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. We sold our interests in Zonegran to Eisai in April 2004 and, consequently, have not been marketing or selling the product since the product’s divestiture. We have provided materials to the US Department of Justice and the Department of Health and Human Services in connection with the inquiry and expect to provide additional information as the investigation proceeds.

12     US GAAP INFORMATION

The interim financial statements have been prepared in accordance with the recognition and measurement principles of IFRS, which differ in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP, as they apply to our financial statements, are as follows:

Intangible assets

The carrying value of our intangible assets is higher under IFRS than US GAAP because of differences in our historical Irish GAAP accounting for business combinations, which have been carried onto our IFRS financial statements as part of the transitional implementation. This in turn gives rise to a higher amortisation charge under IFRS than US GAAP. Additionally, higher carrying values under IFRS will result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition, and will result in different gains or losses on the sale of such intangibles.

The principal reason for a higher carrying value of intangibles under IFRS is that under US GAAP the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP, as carried into IFRS, these amounts are capitalised as acquired IPR&D.

Additionally, under US GAAP, the acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP and now IFRS, this transaction was accounted for using the purchase method. As a result, under US GAAP, the assets and liabilities of Dura were recorded at their historical carrying values and no goodwill was recorded, whereas under IFRS, the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was initially allocated to goodwill and subsequently reclassified to licenses and patents (see Note 2d).

Also, a number of differences arise in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and US GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, these differences remain in effect between US GAAP and IFRS.

Financial instruments

Effective 1 January 2005

We adopted IAS 32 and IAS 39 effective 1 January 2005, which eliminated many of the investment related differences with our US GAAP results. The principal remaining differences from 2005 onwards relate to the different carrying values for some of our investments under IFRS as compared to US GAAP.

The definition of a derivative instrument under US GAAP is similar to the IFRS definition with the result that the number of derivatives recorded at fair value through the income statement will be similar for both standards. However, under US GAAP, certain non-derivative investments, principally equity investments in private entities, are not marked-to-market through the balance sheet, whereas all non-derivative investments are marked-to-market through the balance sheet under IFRS with fair value changes taken through the shareholders’ equity.

Prior to 1 January 2005

Prior to 1 January 2005, our investments and derivatives were accounted for on an Irish GAAP basis, which resulted in a significant number of differences from US GAAP. These are detailed below.

Derivative instruments were marked-to-market through the income statement under both Irish GAAP and US GAAP. However, the definition of a derivative instrument is significantly broader under US GAAP than under Irish GAAP, with the result that more derivatives were marked-to-market through the income statement under US GAAP than under Irish GAAP. Additionally, under US GAAP, publicly traded common stock and certain debt instruments are marked-to-market on the balance sheet, but were not marked-to-market under Irish GAAP, and, consequently, shareholders’ equity differences arose. These differences will remain in effect as the carrying basis of certain investments under IFRS is derived from the Irish GAAP basis.

Revenue recognition

There are different rules under IFRS and US GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and US GAAP over the life of the contract, the different requirements can result in differences in the timing of recognition of revenue.

Convertible notes

Effective 1 January 2005

We have adopted IAS 32 and IAS 39 effective 1 January 2005, with no restatement of comparative information in prior periods. With the adoption of IAS 32 and IAS 39, the 6.5% Convertible Notes are analysed into a debt component and a separate embedded conversion option component. Under IFRS, prior to 28 October 2005, the conversion option in the 6.5% Convertible Notes was classified as a derivative within liabilities and fair valued through the income statement at each reporting period. The finance cost for the 6.5% Convertible Notes also includes an amortisation charge for the discount between the initial fair value of the debt component of the 6.5% Convertible Notes and the proceeds received on issue. This discount under IFRS is determined on the issue date using a market interest rate for an equivalent non-convertible note, and is amortised along with issuance costs up to the maturity of the notes using the effective interest rate method, such that the discounted carrying value of the debt will accrete to the principal amount over the period to the maturity date. This initial discount, which reflects the initial fair value of the conversion option, amounted to $128.7 million for the issue as a whole, of which $71.7 million, approximately 55%, related to the remaining principal amount of $254.0 million outstanding at 31 December 2005. Of this $71.7 million, an amount of $39.5 million remains unamortised at 30 June 2006.

On 28 October 2005, we removed the cash settlement feature from the Convertible Notes and as a result, the value of the remaining conversion option is fixed as of 28 October 2005 at $91.8 million. It will not be subsequently remeasured after this date, and has been transferred from liabilities to shareholders’ equity, being the equity portion of a compound financial instrument. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). As described above, the $71.1 million is being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible

Notes is 15.9%. Of this $71.1 million, $39.5 million remains unamortised at 30 June 2006.

Under US GAAP, there is no separate recognition of the conversion option, as it is deemed to be clearly and closely related to the debt instrument. As a result, there is no fair value movement on the US GAAP income statement, nor an additional finance charge for the discount arising on separation of the instrument. Timing differences may also arise on net gains/(charges) on debt retirements, since under US GAAP such gains/(charges) are recorded only as such transactions occur, whereas the requirement under IFRS to fair value the conversion option during each reporting period means that such gains/(charges) may have been partially recorded in prior period(s).

The difference in shareholders’ equity of $39.5 million between US GAAP and IFRS at 30 June 2006 represents the remaining unamortised initial fair value discount. This difference will decline over time to $Nil at maturity as this discount is amortised to interest expense under IFRS using the effective interest rate method.

Prior to January 2005

Prior to 1 January 2005 the convertible debt was accounted for under Irish GAAP on an amortised cost basis until extinguished on conversion or maturity. Therefore, there was no difference in the accounting treatment under Irish GAAP and US GAAP.

Reconciliation from IFRS to US GAAP

The following is a reconciliation to the net income/(loss) and shareholders’ equity calculated in accordance with US GAAP:

(i) Net income/(loss) for the periods ended:

	Six Months Ended 30 June 2006 $m	Six Months Ended 30 June 2005 $m
Net income/(loss) as stated under IFRS	(210.7)	780.0
Adjustments to conform to US GAAP:
Intangible assets	55.9	34.2
Financial instruments	—	5.9
Revenue recognition	21.2	23.9
Convertible notes - fair value on conversion option	—	(1,092.1)
Convertible notes - net charge on debt retirement	—	(31.6)
Convertible notes - accretion of discount	6.9	6.0
Share-based compensation	—	14.3
Other	2.9	1.2
Net loss as stated under US GAAP	(123.8)	(258.2)

Shareholders’ equity:

	30 June 2006 $m	31 December 2005 $m
Shareholders’ equity as stated under IFRS	153.8	308.4
Adjustments to conform to US GAAP:
Intangible assets	(121.4)	(177.3)
Financial instruments	(6.5)	(1.4)
Revenue recognition	(35.2)	(56.4)
Convertible notes	(39.5)	(46.4)
Other	(7.9)	(10.0)
Shareholders’ equity/(deficit) as stated under US GAAP	(56.7)	16.9

FINANCIAL REVIEW

Elan Corporation plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain.

Results of Operations for the Six Months Ended 30 June 2006

Revenue

Product Revenue	Six Months Ended 30 June 2006 $m	Six Months Ended 30 June 2005 $m
Revenue from marketed products
Maxipime	87.3	59.7
Azactam	39.9	23.2
Prialt	5.6	2.8
Total revenue from marketed products	132.8	85.7

Manufacturing revenue and royalties	109.3	90.9
Total Product Revenue	242.1	176.6

Contract Revenue
Research revenue and milestones	7.6	7.3
Total Contract Revenue	7.6	7.3
Total Revenue	249.7	183.9

Total revenue increased 36% to $249.7 million in the first half of 2006 from $183.9 million in the first half of 2005, principally due to an increase of 37% in product revenue. Revenue is analysed below between product revenue and contract revenue.

(a) Product Revenue

Revenue from marketed products

Revenue from marketed products was $132.8 million in the first half of 2006, compared to $85.7 million recorded in the same period of 2005. The increase of 55% is due to higher sales of Maxipime, Azactam and Prialt.

Revenue from sales of Maxipime increased by 46% to $87.3 million for the first half of 2006 from $59.7 million in the first half of 2005. Azactam revenue for the six month period increased to $39.9 million in the first half of 2006 from $23.2 million in the first half of 2005, or 72%. These increases reflect higher demand and improved supply conditions. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition. However, to date no generic Azactam product has been approved.

Revenue from Prialt for the first half of 2006 was $5.6 million, compared to $2.8 million recorded in the same period of 2005. Prialt was launched in the US market during the first quarter of 2005.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties was $109.3 million in the first half of 2006, an increase of 20% over the $90.9 million recorded in the first half of 2005. This reflects increased sales by third parties of products that incorporate our technologies, principally TricorTM, and increased manufacturing activity for third parties.

(b) Contract Revenue

Contract revenue comprises revenue earned from performing R&D services on behalf of clients or technology licensing to third parties. In the first half of 2006 contract revenue was $7.6 million, an increase of 4% from the $7.3 million recorded in the first half of 2005.

Cost of Sales

Cost of sales increased to $95.2 million for first half of 2006 from $80.3 million in the comparable period of 2005. The gross profit margin on product revenue was 61% in the first half of 2006, compared to 55% in the same period of 2005. The increase was due principally to the change in product mix.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses decreased 16% to $207.3 million in the first half of 2006 from $246.7 million in the same period of 2005. The decrease is primarily due to the reduction in Tysabri related expenses from $63.2 million in the first half of 2005 to $40.5 million in the same period of 2006 (including share-based compensation of $0.8 million and $1.4 million, respectively). This reduction resulted from a decrease in the costs of commercialisation activities from $49.2 million in the first half of 2005 to $37.6 million in the same period of 2006 and a $14.0 million write-off of Tysabri inventory in the first half of 2005.

SG&A expenses in the first half of 2005 also included legal fees and settlement costs of $8.0 million related to litigation with BioPort and the late Donal Geaney, our former chief executive officer.

Research and Development Expenses

R&D expenses were $106.3 million in the first half of 2006, compared to $122.0 million in the same period of 2005. The decrease is primarily due to reduced expenses related to Tysabri and Prialt, offset by increased development costs associated with our key Alzheimer’s programs, including AAB-001 Phase 2 trials and an ACC-001 Phase 1 trial. Included in R&D expenses is $13.1 million (including share-based compensation of $1.4 million) related to Tysabri (2005: $37.6 million, including share-based compensation of $0.7 million).

Gain on Divestment of Product

On 20 March 2006, we completed the divestment of the rights to Prialt in Europe to Eisai, while retaining the product rights in the United States and recorded a gain on divestment of $7.6 million, net of the carrying value of the associated tangible and intangible assets and transaction costs. We received $50.3 million, including $0.3 million for inventory, at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and may receive an additional $40.0 million contingent on Prialt achieving certain revenue targets in Europe. Since closing, Eisai has launched Prialt in two major European countries, which triggered a payment of $4.0 million of the total $10.0 million. We received this payment in July 2006.

Net Interest and Investment (Gains)/Losses

Net interest and investment (gains)/losses was $59.6 million for the first half of 2006, compared to $(982.7) million for the same period of 2005, primarily due to the fair value gain on conversion on the 6.5% Convertible Notes recorded in the six months ended 30 June 2005.

Interest Expense

In the first half of 2006, interest expense amounted to $84.5 million, compared to $94.6 million in the same period of 2005, primarily due to interest savings from the early retirement of $242.8 million of debt in June 2005 and higher foreign exchange gains.

Interest Income

Interest income amounted to $25.8 million in the first half of 2006, compared to $16.7 million in the same period in 2005. This increase is due to higher interest income earned on cash balances due to higher interest rates.

Investment Gains

Investment gains amounted to $5.4 million for the six months ended 30 June 2006 (2005: $15.1 million). The gains on investments in the first half of 2006 primarily relate to gains on the disposals of investments in Nobex Corporation of $2.5 million and Women First Healthcare, Inc. of $1.0 million. In the first half of 2005, the gains on investments included gains on disposal of investments in Allergy Therapeutics, plc of $10.0 million, Emisphere Technologies, Inc. of $1.7 million, and Depomed, Inc. of $1.0 million.

Impairment of Investments

During the first half of 2006, investment impairments charges of $6.3 million (2005: $26.0 million) reflect other-than-temporary impairments to the value of a number of investments in biotech companies. Impairments in the six months ended 30 June 2006 relate primarily to Targeted Genetics Corporation of $3.0 million and Athersys, Inc. of $2.3 million. Included in the charge for the six months ended 30 June 2005 were impairments related to investments in Targeted Genetics of $8.3 million, Iomai Corporation of $5.0 million, Nobex of $2.6 million, and GlycoGensys, Inc. of $2.5 million.

Fair Value Gains On Conversion Option—6.5% Convertible Notes

From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.

As a result of the decline in our share price from $27.25 at 1 January 2005 to $6.82 at 30 June 2005, a fair value gain of $1,092.1 million was recorded for the six months ended 30 June 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $137.40 per $100.00 of principal amount at 30 June 2005.

From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and will not be subsequently remeasured. The value of the option is fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represents the initial fair value of $71.1 million of the embedded conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes is being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes is 15.9%. Of this $71.1 million, $39.5 million remains unamortised at 30 June 2006.

Net Charge on Debt Retirement

As a result of the early retirement of $242.8 million of debt in June 2005, we incurred a net charge on debt retirement of $20.6 million, including $5.2 million for written-off financing costs, in the first half of 2005.

Net Income from Discontinued Operations

In the first quarter of 2004, we completed our recovery plan with the sale of our European sales and marketing infrastructure. Subsequently, we sold several pharmaceutical products and businesses, including Frova, Zonegran, Myobloc, Zanaflex, Naprelan and other non-promoted pharmaceutical products. Net income from discontinued operations amounted to $nil for the first half of 2006, compared to $62.0 million for the same period in 2005. Net income from discontinued operations in 2005 mainly comprises a gain of $62.6 million recorded in relation to the divestment of Zonegran.

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through 1 January 2006, primarily contingent on the date of generic Zonegran approval. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. In the first half of 2005, we recognised the first $62.0 million of contingent consideration related to the divestment of Zonegran, which was recorded as a gain.

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION PLC

Introduction

We have been engaged by the company to review the condensed consolidated interim financial statements for the six month period ended and as at 30 June 2006, which comprises the statement of accounting policies, condensed consolidated interim income statement, condensed consolidated interim balance sheet, condensed consolidated interim statement of cash flows, condensed consolidated interim statement of changes in shareholders’ equity and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange and the UK Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Director’s responsibilities

The interim report, including the condensed consolidated interim financial statements contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the condensed consolidated interim financial statements and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an t opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements as presented for the six months ended 30 June 2006.

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

8 September 2006